UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2025 (Report No. 7)

Commission File Number 001-37600

NANO DIMENSION LTD.
(Translation of registrant’s name into English)

300 5th Ave., Suite 1010, Waltham, MA 02451 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          ☑          Form 40-F          ☐

CONTENTS

On April 30, 2025, Nano Dimension Ltd. (the “Company”) issued a press release titled “Nano Dimension Announces 2024 Financial Results and Shares 2025 Strategic Outlook”, a copy of which is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

Attached hereto as Exhibit 99.2 and incorporated herein is the Company’s investor presentation, dated April 30, 2025.

This Report is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-255960, 333-233905, 333-251155, 333-252848, 333-251004 and 333-249184) and Form S-8 (File No. 333-214520, 333-248419 and 333-269436), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press release issued by Nano Dimension Ltd. on April 30, 2025, titled “Nano Dimension Announces 2024 Financial Results and Shares 2025 Strategic Outlook.”
99.2	Investor Presentation of Nano Dimension Ltd., dated April 30, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: April 30, 2025	By:	/s/ Dotan Bar-Natan
	Name:	Dotan Bar-Natan
	Title:	General Counsel

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